PERTH, AUSTRALIA 26 October 2005
Title Chairmans AGM speech

Good morning ladies and gentlemen and welcome to the 17th Annual General Meeting of Orbital Corporation Limited.
My name is Don Bourke and I will be chairing todays meeting.

We have a quorum of shareholders present, so I am pleased to declare the meeting open.

With me today are my fellow non executive Directors, Grahame Young and John Marshall, and Managing Director and Chief Executive
Officer, Dr Rod Houston. Also present is Keith Halliwell, our Chief Financial Officer and Joint Company Secretary.

In addition, we have with us today Denise McComish, representing our auditors, KPMG.

I will start proceedings this morning by giving you a brief overview of Orbitals year, including detail of the Companys financial performance. Rod Houston will then follow up with a more detailed operational review of the Company, after which we will conduct the formal business of the meeting. We will then take questions from the floor.

At a strategy meeting in February 2004, the Board and senior management identified significant opportunities to enhance profit by capitalising on under utilised facilities at our Balcatta premises and our significant skill base in powertrain engineering services.

Through the 2004 calendar year we gained increasing market acceptance of our capability to deliver such projects, particularly from the major automotive manufacturers in Australia. We also continued our work in the application of our technology in the 2 stroke non automotive market.

During the 2005 calendar year, it has become increasingly evident that the workload from traditional automotive sources has severely contracted as they engaged in major right sizing of their operations. To mitigate this workload reduction, we commenced programs to seek engineering fee for service work from emerging markets, particularly India and China. We have had some success in India with both Bajaj and UCAL and additional opportunities are being developed with both these customers. In China, we have increased our sales and marketing effort and, while we have a number of significant potential contracts currently being negotiated, we are yet to finalise a major sale.

We believe that we have a number of competitive advantages in dealing with these emerging markets particularly our flexibility and skill base, together with our non alignment to any specific manufacturer.

The changes within the traditional automotive industry, and their effect on the workload available to us, have resulted in a disappointing performance for the 2005 financial year, with the Company recording a loss of 1.1 million dollars, compared to the prior years 3.4 million dollars profit. Overall, total annual revenue was down 31 percent from the 2004 financial year to 11.6 million dollars. Notwithstanding, in the second half of the financial year, the Company recorded a profit of 0.4 million dollars.

Annual revenue from our powertrain engineering services PES business decreased to 8.3 million dollars from 11.5 million dollars in the 2004 financial year, with the result that the PES business operated at a loss of 0.11 million dollars for the 2005 financial year. While we remain hopeful of producing a better performance in the 2006 financial year, at this stage the first half result is unlikely to be better than the corresponding half in the 2005 financial year.

The significant increase in fuel costs which has occurred during the 2005 calendar year has re activated interest in alternate fuels and it is likely that new opportunities will emerge to test and validate the impact of ethanol blended fuel on Australian vehicles, which is an area in which we have accumulated considerable experience.

During the 2005 financial year, we have taken the opportunity to either complete or make significant progress in a number of specific
R and D projects with the objective of strengthening our core technology and verifying its application to a range of alternate fuels. In turn, this will enable us to seek additional licensees for our technology as well as stimulating interest with a number of potential customers for the provision of engineering fee for service work. Our expenditure on R and D increased by 110 percent over the 2004 financial year, to 1.1 million dollars.

By continuing our focus on cost reductions to complement previously implemented measures, we were able to reduce total engineering and overhead expenses by 8.3 percent to 14.4 million dollars.

Royalties and licence fees for the year ending 30 June 2005 were 2.2 million dollars, down by 31 percent on the prior years 3.2 million, mainly due to a significant reduction in lump sum licence fees and continuing difficulties in the motor scooter segment.

The launch by Bajaj of their autorickshaw incorporating our direct injection technology is planned for early in the 2006 calendar year and we are optimistic that this will lead to a solid royalty revenue stream flowing to us in the future.

Synerject, our joint venture with Siemens VDO Automotive, had a successful 2005 financial year, with profit after tax increasing by 14 percent over the prior year to US dollars 3.9 million. In Australian dollar terms, our profit share increased by 8.7 percent to 2.9 million dollars.

Both Siemens and Orbital have high expectations for significant growth in Synerject as the joint venture pursues opportunities in the non automotive fuel system market. We expect that in the 2006 financial year Synerject will incur additional cash requirements due to the need to adapt the latest automotive technology into suitable non automotive applications. This product strategy is aimed at meeting customer demand for lower fuel consumption with more cost effective products that have been custom designed. Total project costs are likely to be in the order of USD5 million, of which USD1 million was spent in 2005, with over USD2 million budgeted for 2006.


Synerject is likely to be adversely impacted in the 2006 financial year by the decision of one of its major customers to introduce just in time deliveries and therefore run down its inventories of stock supplied by Synerject. While there will be a short term impact on Synerjects revenue, the action reflects increasing confidence by the customer in Synerjects ability to supply, in a timely manner, quality product which is widely accepted in the marketplace.

We have previously advised the market of a number of structural and organisational changes within Orbital, which will reduce operating costs by approximately 1 million dollars per annum. Rod Houston, who has 17 years experience with the Company, most recently as Chief Engineer, took over as Chief Executive Officer from Peter Cook on 1 October and your Board believes that he will lead the Company strongly as it embarks on the next phase of its development.

Rod will shortly present to you a review of the Companys operations in the 2005 financial year.

In closing, I thank Peter Cook for his contribution to the Company since January 2002 and also thank the management and staff of the Company for their continued support during a difficult time being experienced by the industry.

Thank you.




ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbitalcorp.com.au
Australia  Dr Rod Houston
Chief Executive Officer
Tel  61 8 9441 2311 USA Tel 1866 714 0668